Attorneys at Law A Limited Liability Partnership Suite 4900 33 South Sixth Street Minneapolis, MN 55402
David B. Dean Telephone: 612.340.8916 Fax: 612.337.7616 ddean@riderlaw.com

January 17, 2007

Ms. Jennifer R. Hardy Legal Branch Chief Securities and Exchange Commission Station Place 101 F Street N.E. Washington, D.C. 20549-7010

Re:	CapSource Financial, Inc. Amendment #1 to Registration Statement SB-2 Our File: 8739.000120

Dear Ms. Hardy:

Please accept the following responses on behalf of CapSource Financial, Inc. (the “Company”) to your comments received by letter dated November 1, 2006 with respect to Registration Statement No. 333-137829 on Form SB-2 filed by the Company on October 5, 2006 and the Company’s Annual Report on Form 10-KSB for the fiscal year ended December 31, 2005 and subsequent Exchange Act Reports File No. 1-31730. The responses are provided in sequentially numbered paragraphs corresponding to the paragraphs in your letter. We have included the original paragraphs of your letter in regular typeface for your convenience. Our responses are in italics. Any page references are to pages in Amendment No. 1 to Form SB-2, which is hereby filed with the delivery of this letter.

SB-2

General

1.

To the extent applicable, please confirm that you will address in future filings the following comments as they relate your quarterly reports on Forms 10-QSB for the quarters ended March 31, 2006 and June 30, 2006.

Response to No 1: We hereby confirm that we have addressed the following comments as they relate to our quarterly reports on Forms 10-QSB for the quarters ended March 31, 2006 and June 30, 2006 and will take them into account for all future filings.

RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

2.

We note your reference to an independent appraisal regarding the fair values of acquired assets in your business section and in note (4) of your June 30, 2006 financial statements. Please expand your disclosure to identify the independent appraiser and provide their consent in accordance with Rule 436(a) of Regulation C or delete these references.

Response to No. 2: We have deleted the reference to an independent appraiser in our Business section and in note 4 of our June 30, 2006 financial statements (now updated to September 30, 2006).

Registration Statement’s Facing Page

3.	Since CapSource is relying on Rule 415 of Regulation C under the Securities Act, check the applicable box.

Response to No. 3: We have added the Rule 415 statement and checked the applicable box on the Registration Statement’s facing page.

Prospectus Summary, page 3

4.	In the first paragraph under “CapSource,” explain the meaning of the abbreviation “NAFTA.”

Response to No. 4: We have made an appropriate change by inserting additional definitional language in our first paragraph under the caption CapSource on page 3.

5.	Disclose the type and amount of consideration given in the Prime Time Equipment, Inc. acquisition.

Response to No. 5: We have revised the last paragraph on page 3 to provide additional details regarding the type and amount of consideration given in the Prime Time Equipment, Inc. acquisition.

The Offering by the Selling Stockholders, page 4

6.	Tell us the basis for the $.90 exercise price of the warrants held by the two investors and the $.48 and $1.08 exercise prices of the warrants held by the placement agent.

Response to No. 6: We have made an appropriate change by describing how the warrants held by the investors and placement agent exercise prices were determined in the fifth paragraph of the Section entitled “Selling Security Holders,” on page 13.

7.	Confirm that the 180-day right to purchase the additional 750,000 shares has passed and that neither investor can purchase additional shares after the registration statement’s

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

effectiveness. Update the prospectus on whether the investors purchased any of these shares.

Response to No. 7: We have made an appropriate change by disclosing that the investors purchased all of these shares within the180-day time period provided in the first paragraph of the Section entitled “Selling Security Holders” on page 12.

8.

Tell us of any affiliations between Pandora Select Partners L.P. or Pandora and Whitebox Intermarket Partners L.P. or Whitebox and any affiliations of Pandora and Whitebox with CapSource. Tell us the percentage of common stock outstanding that Pandora and Whitebox would own if they converted all of their warrants.

Response to No. 8: We have made an appropriate change by adding two additional sentences at the end of the second paragraph of the Section entitled “Selling Security Holders” on page 13 with respect to affiliation status. We have made an appropriate change by adding an additional sentence at the end of the first paragraph of the Section entitled “Selling Security Holders” on page 12 with respect to ownership percentage.

9.

The risk factors section must follow immediately the summary section. See Item 503(c)(2) of Regulation S-B, and move this section so that it follows the summary and risk factors section. We will not object if you make the table showing “Securities Offered” and the “Summary Consolidated Information” discrete subsections of the summary section.

Response to No. 9: We have relocated the Section entitled “Risk Factors” to immediately follow the Summary Section.

Risk Factors, page 6

10.	Include in each risk factor’s discussion information necessary to assess the risk, including its magnitude. For example:
•

The second risk factor states that a new and used trailer sales operation in the Dallas/Fort Worth area will require additional funding and that CapSource’s Mexican leasing operations will require additional financing. State the known or anticipated amount of financing required for the new and used trailer sales operation in Texas and for the leasing operations in Mexico.

Response: We have made an appropriate change by rewording the first paragraph of the second risk factor to address the financing required and sources for both Dallas/Fort Worth area and the leasing operations in Mexico.

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

•

The fourth risk factor states that defaults would affect adversely REMEX’s ability to realize the anticipated return on its lease portfolio. Discuss briefly REMEX’s experience with defaults during the periods presented in, the financial statements.

Response: We have made an appropriate change by adding a sentence in the middle of the fourth risk factor regarding REMEX’s experience with doubtful accounts.

•

The fifth risk factor states that REMEX intends to borrow funds to purchase equipment to expand its lease/rental fleet and originate new leases. State the known or anticipated amount of funds that REMEX intends to borrow.

Response: We have made an appropriate change by rewording the first paragraph of the fifth risk factor to indicate that for REMEX to expand, it needs to borrow funds, however there is no assurance that funds will be available on reasonable terms.

•

The seventh risk factor states that CapSource’s results of operations will depend to some degree on the ability to recover residual values through sale or re-lease of the equipment after the initial lease terms expire. Discuss briefly CapSource’s experience in recovering residual values through sale or re-lease of the equipment after the initial lease terms expire during the periods presented in the financial statements.

Response: We have made an appropriate change by adding a new second paragraph to the seventh risk factor disclosing details of REMEX’s experience with recovering residual values.

•

The sixteenth risk factor states that CapSource has raised substantial amounts of capital in private placements. Quantify the amounts of capital in private placements that CapSource has raised during the periods presented in the financial statements.

Response: We have made an appropriate change by quantifying the amounts raised in private placements over the last two years in the first sentence of what was the sixteenth risk factor.

•	The twenty-second risk factor states that CapSource received a substantial investment from outside institutional investors on May 1, 2006. Quantify the amount of the investment.

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

Response: We have made an appropriate change by adding the amount of the investment in the second sentence of what was the twenty-second risk factor.

11.	Refer to the eighteenth risk factor. Identify the customers that accounted for 55%, of RESALTA’s 2005 sales and 56% of Prime Time’s 2005 sales.

Response to No. 11: We have made an appropriate change by identifying those customers that accounted for 55% of RESALTA’s 2005 sales and 56% of Prime Time’s 2005 sales in the first and second paragraphs of what was the eighteenth risk factor, respectively.

Safe Harbor for Forward-Looking Statements, page 12

12.

Since CapSource is a penny stock issuer, CapSource is ineligible to rely on the safe harbor for forward-looking statements. See section 27A(b)(1)(C) of the Securities Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, CapSource should delete the reference to the act. Alternatively, CapSource should explain that it is ineligible to rely on the act.

Response to No. 12: We have made an appropriate change by deleting the words “Safe Harbor for” from the title and rewording this section to delete all reference to the Private Litigation Reform Act of 1995.

Selling Security Holders, page 13

13.

The statement “None of the selling stockholders are or were affiliated with registered broker-dealers” is inconsistent with disclosure in footnote (9) to the beneficial ownership table. Please reconcile the disclosures.

Response to No. 13: We have clarified this disclosure by rewording the paragraph preceding the beneficial ownership table and making appropriate additional disclosures in the footnotes to the table.

14.

For a beneficial owner such as Pandora Select Partners, LP that is not a natural person, identify by footnote or otherwise the natural person or persons having sole or shared voting and investment control over the securities held by the beneficial owner. Refer to telephone interpretation 4S. in the Regulation S-K section of the March 1999 supplement to our “Manual of Publicly Available Telephone Interpretations” that is available on the Commission’s website at http://www.sec.gov.

Response to No. 14: We have made an appropriate change disclosing the natural person having sole or shared voting and investment control in footnote (2) to the beneficial ownership table on page 14.

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

15.

Explain briefly how Messrs. Fred C. Boethling, Steven Reichert, Steven J. Kutcher, and Lynch Grattan acquired the securities being offered for resale. We note the disclosure relating to Mr. Randolph M. Pentel on page 14.

Response to No. 15: We have made an appropriate change by describing how Messrs. Fred C. Boethling, Steven Reichert, Steven J. Kutcher, and Lynch Grattan acquired their shares and warrants at the end of the seventh paragraph of the Section entitled “Selling Security Holders” on page 13.

16.	Disclose the percentage of shares owned by each selling shareholder before the offering.

Response to No. 16: We have made an appropriate change by adding an additional column entitled Percentage of Outstanding Shares Owned Prior to Offering in the beneficial ownership table on page14.

Management, page 17

17.	In the biographical paragraph of Mr. Bruce Nordin, describe briefly his business experience during the past five years. See Item 401(a)(4) of Regulation. S-B.

Response to No. 17: We have made provided a new biographical paragraph for Mr. Bruce Nordin describing his business experience during the last five years as required by Item 401(a)(4) of Regulation. S-B.

Executive Compensation, page 20

18.

Expand footnotes (3) and (4) to the summary compensation table to state the warrants’ exercise price and term. Similarly, revise footnote (1) to the table under “Stock Options, Warrants,” footnotes (2) and (4) to the 5% or greater beneficial ownership table, and footnotes (2). (3), (4), (5), (6), and (7) to the management ownership table on page 21.

Response to No. 18: We have made appropriate changes by expanding footnotes (3) and (4) and adding footnotes (5), (6) and (7) to the summary compensation table to state the warrants’ exercise price and term and by revising footnotes (1) and (2) to the table under the caption “Stock Options, Warrants,” footnotes (2) and (4) to the 5% or greater beneficial ownership table, and footnotes (2), (3), (4), and (5) to the management ownership table on page 21.

Employment Agreements, page 20

19.	Disclose the amount of compensation and principal benefits under the January 9, 2006 employment agreement of Mr. Steven J. Kutcher.

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

Response to No. 19: We have made an appropriate change revising the second and third sentences of the third paragraph under the Employment Agreements section, page 19.

Market for Common Equity and Related Stockholder Matters, page 26

20.

Any reference to The OTC Bulletin Board or OTCBB should not include NASD, formerly known as The National Association of Dealers, Inc., or The Nasdaq Stock Market, Inc. Further, since OTCBB is a quotation service for securities not listed or traded on a national securities exchange or Nasdaq, it is inappropriate to state that your common stock is traded on OTCBB as you do on the prospectus’ outside front cover page. Please revise.

Response to No. 20: We have made an appropriate change by revising the description of the OTC Bulletin Board to delete references to NASD and Nasdaq, and that our common stock is “quoted” on page 36.

Report of Independent Registered Public Accounting Firm, page F-3

21.

Please have your auditors revise their report to include the word “Company” after “Public” in the first sentence of the second paragraph to read “We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).”

Response to No. 21: Our auditors have revised their report accordingly, and the revised report is refiled herewith.

(1) Summary of Significant Accounting Policies, page F-8

(i) Recognition of Revenue from Equipment Sales, page F-9

22.

You state that revenue generated by the sale of trailer and semi-trailer equipment is recorded at the time the title to the equipment legally transfers to the buyer, provided the Company has evidence of an arrangement, the sale price is fixed or determinable, and collectibility is probable. Please revise your disclosure to clarify when title actually passes (for example, upon delivery). In this regard, refer to SAB 13:A:3 and address any applicable provisions. Also revise your disclosure to indicate that, if true, revenue is recognized when collectibility is reasonably assured instead of probable. Refer to SAB 13:A:1.

Response to No. 22: We have made an appropriate change in footnote (i) on page F-9

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

Unaudited Pro Forma Results of Operations, page 29

23.

If material, please revise your unaudited pro forma condensed consolidated statement of operations, for the six months ended June 30, 2006 and the year ended December 31, 2005 to include an adjustment to remove the interest expense related to the debt that was converted on May 1, 2006 as if it had been converted on January 1, 2005.

Response to No. 23: We have made an appropriate change by revising our unaudited pro forma results of operations on page 29 to update it to cover the nine months ended September 30, 2006 and the year ended December 31, 2005 and to include the adjustment to remove interest expense as if it had been converted on January 1, 2005 as noted in footnote C.

(7) Income Taxes, page F-17

24.

Please tell us why the use of net operating loss carryforwards, which you state resulted in an income tax savings of $211,186, appears as an expense rather than as a benefit in your reconciliation from your statutory tax rate to your effective tax rate.

Response to No. 24: We have revised this Note to the Financial Statements, modifying the table reconciling statutory taxes to reported taxes, and the related explanations. The original filing of this Note was imprecise in its presentation in the tax reconciliation table. The amended filing eliminates the line item “Use of net operating loss carryforwards”, and modifies the preceding line item to read, “Adjustment for changes in enacted tax laws and rates and for effects of indexation of utilized and expired net operating loss carryforwards”. The net operating loss carryforwards (NOL’ s) generated in prior years by our Mexican operations, have been indexed (increased) for the effects of inflation pursuant to Mexican tax regulations, and are partially offset by the decrease in the benefit expected to be realized from the loss carryforwards due to the reduction in the Mexican income tax rate. The effects of such indexed NOL’s resulting from the application and expiration of prior year operating loss carryforwards in 2005 are included in this adjustment line.

We have made appropriate changes by rewording the second and third paragraphs, and eliminating the fourth paragraph, beneath the table in footnote (7) on page F-17.

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

(3) Liquidity, page F-24

25.

We note your $3 million floor plan inventory line of credit with Navistar Financial Corporation to finance the purchase of new and used truck trailer inventory discussed here and on page 24. Please tell us and revise your document to disclose:

•	Whether Navistar is related to Hyundai Translead.

Response to No. 25a: Navistar is not related to Hyundai Translead.

•

How you are accounting for this arrangement in your statement of cash flows. For example, please tell us where on the statement of cash flows you reflect the cash outflows from the purchase of inventory and the cash inflow from the receipt of proceeds from Navistar. Similarly, please tell us where you classify the proceeds you receive from the sale of this inventory and the related repayment of the loan from Navistar on your statement of cash flows.

Refer to the SEC Staff Speech given by Joel Levine on December 6, 2005 at the 33rd AICPA National Conference on Current SEC and PCAOB Developments and available at www.sec.gov.

Response to No. 25b: As per the SEC staff speech given by Joel Levin on   December 5, 2005, we have made changes to the statement of cash flows to classify the proceeds from Navistar, net of the repayments to Navistar, as net change of “Dealer floor plan financing arrangement” reported in the section “Changes in operating assets and liabilities, net of business acquired”.

The cash outflows for the purchase of inventory are included in the net change of “Inventory” as reported in the section “Changes in operating assets and liabilities, net of business acquired”.

The cash inflows from proceeds received on the sale of inventory are classified in two parts: (1)Proceeds equivalent to the cost of inventory sold are included in the net change of “Inventory” as reported in the section “Changes in operating assets and liabilities, net of business acquired”. (2) Proceeds in excess of the cost of inventory sold are included in “Net Loss” as reported in the section “Cash flows from operating activities”.

We have amended our Forms 10-QSB for the quarters ended June 30 and September 30, 2006 to reflect the changes to the Statements of Cash Flows.

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

(8) Common Stock and Warrant Issuance, page F-26

26.	We note your private equity placement on May 1, 2006 discussed here and on pages 13-14 where you sold warrants:
•	To two investors to purchase 5 million shares of your common stock at an exercise price of $0.90 per share (the “Warrants”).
•	To your chairman and largest shareholder to purchase another 2,179,664 shares of common stock at an exercise price of $0.90 per share (the “Pentel Warrant Shares”).
•	To your placement agent to purchase 500,000 shares of common stock at $0.48 per share (the “Placement Agent Warrant”).
•	To your placement agent to purchase up to another 500,000 shares of common stock at $1.05 per share (the “Sub-Warrant”).

Please tell us whether you account for these warrants as equity or as a liability. If you account for these warrants as a liability, please tell us whether you are recognizing the changes in the fair value of these warrants in your income statement each period in accordance with SFAS 133. If so, please revise your filing to disclose your assumptions in fair valuing these warrants and the charge (credit) recognized each period. Please also revise your unaudited pro forma condensed consolidated results of operations to include adjustments showing the effects of the changes in the fair value of the warrants as if you had issued them on January 1, 2005.

If you account for these warrants as equity, please explain your consideration of SFAS 133, EITF 00-19, and EITF 05-4 in accounting for your warrants. In particular, please address your consideration of the registration rights agreement, whose requirement that you register the shares underlying these warrants may affect how you account for the warrants.

Please also provide us a copy of your Pentel warrant agreement or refer us to the appropriate EDGAR filing that contains this agreement.

Response to No. 26:

•	We have accounted for the shares and related warrants issued in conjunction with the private placement that took place on May 1, 2006, as equity.
•

In making this determination we are relying on FSP EITF 00-19-2 and the reasoning and rationale espoused by the FASB staff in issuing this guidance. In accordance with FSP EITF 00-19-2, we first analyzed our registration rights agreement which requires us to cause a registration statement to be declared

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

effective no later than 180 days after the closing date and the potential obligation to pay the related investors a penalty equal to 1.0% per month of the purchase price paid for the shares, and, if exercised, the Warrant Shares, for the duration of any such delay. We concluded that this potential obligation qualified as registration payment arrangement exactly as described in FSP EITF 00-19-2. As a result we recognized and measured this contingent obligation separately from the shares and warrants.

•

Further we recognized and measured the shares and warrants separately from the registration payment arrangement in accordance with applicable GAAP requirements, including the relevant paragraphs of EITF 00-19. In that regard, we considered and concluded that the shares and warrants satisfied the conditions necessary for equity classification pursuant to paragraphs 12 through 32 of EITF 00-19 as the warrants do not include any provision that requires a net-cash settlement, the warrants permit the Company to settle in unregistered shares, the Company has sufficient authorized and unissued shares available to cover the exercise of all of the warrants, the warrants contain an explicit limit on the number of Warrant Shares that will be issued upon exercise of the warrants, there are no cash payments to the investors in the event the Company fails to make timely filings with the SEC, there are no provisions that grant the warrant holders any rights that rank higher than any other shareholder and there is no requirement that the Company post any collateral for any reason.

•

As additional support, we analyzed the maximum penalty that could occur under the registration rights agreement. Neither the private placement contract nor the registration rights agreement requires any payment of any kind if there is a delay in the registration effective date, other than the 1% penalty payment.

Under Rule 144, investors can generally resell their securities without restriction after two years from the date of closing. Since the terms of this registration rights agreement allow for an initial filing period of 180 days, the maximum potential duration of the penalties would be 18 months (2 years – 180 days), for a potential maximum penalty of 18%, or approximately $414,000.

In the opinion of an independent broker-dealer, as of May 2, 2006, the day after the closing date of the private equity placement, the differential between the fair values of a registered share of Capsource Financial, Inc. common stock and an unregistered share of Capsource Financial, Inc. common stock was approximately 40%. In rendering this opinion, the independent broker-dealer considered several aspects, including two key factors: (1) the lack of liquidity in the market for registered common stock of CapSource Financial, Inc., and (2) the period of six (6) months or more before the restricted common stock of

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

CapSource Financial, Inc. would be covered by an effective registration statement. The independent broker-dealer had specific knowledge of CapSource Financial, Inc., its financial and operating history, its market trading history and its capital/equity structure.

•

Since the fair value differential of 40%, as calculated above, is greater than the maximum penalty of 18%, the Company would be economically compelled to pay the penalty, rather than settle warrants or retire shares. Consequently, in reference to EITF 00-19, the  private placement shares and the related warrants are classified as equity.

Pentel Warrant The warrant agreement with Randolph M. Pentel is filed herewith as Exhibit 4.8 to Amendment No. 1 to Form SB-2.

27.

Please also address the above comment as it relates to the warrants you issued to Public Securities, Inc., your underwriters in your initial public offering in 2002. As part of your response, please provide us a copy your warrant agreement with Public Securities, Inc. or refer us to the appropriate EDGAR filing that contains this agreement.

Response to No. 27:

•

In 2003, we issued warrants to Public Securities, Inc. to purchase 34,834 shares of our common stock at $2.45 per share, as partial compensation for performing underwriting services related to our initial public offering. These warrants expire on August 29, 2007. At the date of their issuance, the estimated fair value of these warrants was approximately $42,000, using the Black-Scholes option pricing model.

•

In our 2003 financial statements, we recognized the fair value of the warrants as an increase of additional paid in capital at the time of our initial public offering, with an offsetting reduction of additional paid in capital to reflect this as a cost of our initial public offering. In recording this transaction, we considered the application of SFAS 133, and determined that it did not apply to the accounting for these warrants.

•

The warrant agreement with Public Securities, Inc. includes “piggy-back” registration rights, whereby if CapSource Financial, Inc. files a future registration statement, the warrants and/or “warrant” shares belonging to Public Securities, Inc., must be included in such registration. However, under this agreement, we are not obligated to file any such registration statement, nor, if filed, to cause the registration statement to become effective. Consequently, in reference to EITF 00-19, these warrants are treated as equity due to the lack of an obligation to cause the warrants to be registered.

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

•	The warrant agreement with Public Securities, Inc. is filed herewith as Exhibit 4.9 to Amendment No. 1 to Form SB-2.
28.

On page F-19, you disclose that you have 570,000 outstanding warrants with exercise prices ranging from $1.10 to $1.75 per share. Please tell us whether you issued these warrants to your employees as compensation or whether you issued these warrants in a financing transaction. If the latter, please also address the above comment as it relates to these warrants, and either refer us to the appropriate filing on EDGAR which includes the agreements related to these warrants or provide us those agreements.

Response to No. 28: These warrants were issued to our employees and/or directors as compensation for services.

Undertakings, page II-4

29.

Since this is an offering being made in reliance on Rule 415(a)(1)(i) of Regulation C under the Securities Act, provide the undertakings required by subparagraphs (i) and (ii) of Item 512(g)(1) of Regulation S-B.

Response to No. 29: We have made the appropriate change to Undertakings, page II-4 to comply with subparagraphs (i) and (ii) of Item 512(g)(1) of Regulation S-B.

Signatures, page II-5

30.

CapSource’s controller or principal accounting officer also must sign the registration statement. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the Form SB-2. See instructions 1 and 2 for signatures on Form SB-2, and revise.

Response to No. 30: We have made the appropriate change by indicating that our chief financial officer is also signing in his capacity as principal accounting officer on the signature page, page II-5.

Exhibit Index

31.	Include an exhibit index immediately before the exhibits filed with the registration statement. See Rule 102(d) of Regulation S-T. This exhibit index and Item 27 of Form SB-2 are not synonymous.

Response to No. 31: We have made the appropriate change by adding an exhibit index.

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

10-KSB

Forward Looking Statements, page 3

32.

Since CapSource is a penny stock issuer, CapSource is ineligible to rely on the safe harbor provision for forward-looking statements “within the meaning of Section 27A of the Securities Act.” See section 27A(b)(C) of the Securities Act. Further, CapSource is ineligible to rely on the safe harbor provision for forward-looking statements within the meaning of section 21E of the Exchange Act for the same reason. See section 21E(b)(C) of the Exchange Act. To avoid confusion on the applicability of the Private Litigation Reform Act of 1995, CapSource should delete all reference to the act or the cited sections of the Securities Act and Exchange Act. Alternatively, CapSource should explain that it is ineligible to rely on the act or the cited sections of the Securities Act and Exchange Act.

Response to No. 32: We have made the appropriate change by deleting the words “Safe Harbor for” from the title and rewording this section to delete all reference to the Private Litigation Reform Act of 1995.

Item 8A. Controls and Procedures, page 18

33.

We note the statement that “the principal executive officer and principal financial officer concluded that the Company’s disclosure controls and procedures are effective to ensure that information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Rule 13a-15(e) under the Exchange Act.

Response to No. 33: We have amended this section to include new language that our officers concluded that our disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

34.

We note the statement that “even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation.” Revise to state clearly, if

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. Alternatively, remove the reference to the level of assurance of your disclosure controls and procedures. See section II.F.4. of Release No. 34-47986.

Response to No. 34: We have amended this section to include new language that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at that reasonable assurance level.

Item 9. Directors Executive Officers, Promoters, Control Persons; Compliance, with Section 16(a) of the Exchange Act

35.

In the biographical paragraphs of Messrs. Fred C. Boethling, Steven E. Reichert, and Randolph M. Pentel, describe briefly their business experience during the past five years. See Item 401(a)(4) of Regulation S-B.

Response to No. 35: We have amended the biographical paragraphs of Messrs. Fred C. Boethling, Steven E. Reichert, and Randolph M. Pentel to describe briefly their business experience during the past five years.

Signatures

36.

CapSource’s controller or principal accounting officer also must sign the annual report. Further, any person who occupies more than one of the specified positions, for example, principal financial officer and controller or principal accounting officer, must specify each capacity in which he signs the Form 10-KSB. See General Instruction C.2. of Form 10-KSB, and revise.

Response to No. 36: We have made the appropriate change by indicating that our chief financial officer is also signing in his capacity as principal accounting officer on the signature page.

Exhibits 31.1 and 31.2

37.

We note that your officers included their titles in the opening line of the certifications. Revise to remove the officers’ titles from the opening line of the certifications because the officers must sign the certifications in their personal capacity. See Item 601 (b)(31) of Regulation S-B.

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

Response to No. 37: We have made the appropriate change by deleting references to titles in the opening line of the certifications.

38.

We note disclosures in the certifications under 4(b) and 4(c) that your officers evaluated the effectiveness of your controls and procedures “as of a date within 90 days prior to the filing of this annual report” rather than as of the end of the period covered by the report. Item 601 (b)(31) of Regulation S-B stipulates that the required certificates must use exactly the language contained in the item. See paragraph 4(c) of Item 601(b)(31), and revise.

Response to No. 38: We have made the appropriate change by disclosing that our officers evaluated the effectiveness of our controls and procedures as of the end of the period covered by the report as required by Item 601 (b)(31) of Regulation S-B.

39.	We note the statements included in the certifications under 6. Since Item 601(b)(31) of Regulation. S-B does not include the statements, please delete.

Response to No. 39: We have made the appropriate change by deleting Section 6 in the certifications.

8-K dated December 28, 2005 (sic) and filed May 5, 2006

Exhibits 10.1, 10.2, 10.3, and 10.4

40.

Absent an order granting confidential treatment, Item 601(b)(10) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since you did file not all of the attachments to the exhibits, please refile the exhibits in their entirety.

Response to No. 40: We hereby refile those exhibits in their entirety.

8-K dated September 5, 2006 and filed September 8, 2006

Exhibit 10.1.

41.

As noted above, absent an order granting confidential treatment, Item 601(b)(1) of Regulation S-B requires the filing of material contracts, including attachments, in their entirety. Attachments include, for example, annexes, appendices, exhibits, and schedules. Since it appears that you deleted portions of exhibit A and did not file exhibit E, please refile the exhibit in its entirety.

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RIDER BENNETT, LLP

_____________________________ __________________

January 17, 2007

Response to No. 41: In Exhibit A to Exhibit 10.1, Section B, Sales Targets, and Section C Rebate Schedule it is indicated that each was “Deleted for 2006 and 2007 Calendar Years.” While it may appear that Registrant deleted these sections from the Exhibit, the “Deleted for 2006 and 2007 Calendar Years” language represents the terms of agreement between the parties to the agreement. Exhibit A to Exhibit 10.1 is, therefore, complete as filed and we have made no changes to Exhibit A. We hereby refile Exhibit E in its entirety.

Closing

We hereby file amendments to the SB-2, the 10-KSB, and the 8-Ks in response to your comments. Under separate cover we will provide three marked courtesy copies of the amendments. We hereby include with the filing any supplemental information requested and this cover letter tagged as correspondence that keys the responses to the comments.

Very truly yours, RIDER BENNETT, LLP

By	/s/ David B. Dean
David B. Dean

DBD/mk

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